UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. ___)*

CIBT Education Group Inc. (Name of Issuer)

Common Shares (Title of Class of Securities)

17163Y102 (CUSIP Number)

Bacchus Corporate and Securities Law Suite 1820 – 925 W. Georgia Street Vancouver, BC V6C 3L2 (604) 632-1700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2007 (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 17163Y102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Toby Chu
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 14,928,991 (1)
	9	SOLE DISPOSITIVE POWER: 4,015,128 (2)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 14,928,991 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 24.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)  Beneficial ownership of 14,928,991 shares of common stock referred to herein is being reported hereunder because Toby Chu may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described in this Schedule 13D. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Chu that he is the beneficial owner of these shares. Mr. Chu disclaims beneficial ownership of these shares, except for the 4,015,128 shares reported in row 9 and otherwise to the extent of his pecuniary interest therein.

(2)  The shareholding includes options to purchase 100,000 common shares at approximately $0.30 per share until June 24, 2008, options to purchase 125,000 common shares at approximately $0.80 per share until January 6, 2009; options to purchase 100,000 common shares at approximately $0.50 per share until December 15, 2009; options to purchase 100,000 common shares at approximately $1.53 per share until June 21, 2012; and 213,400 common shares held in his own name. The shareholding also includes options to purchase 125,000 common shares at approximately $0.80 per share until January 6, 2009; options to purchase 200,000 common shares at approximately $0.58 per share until February 19, 2011; options to purchase 100,000 common shares at approximately $1.53 per share until June 21, 2012; and 2,951,728 common shares held by Concordia Financial Management Corp., a company over which Toby Chu has voting and investment control.

CUSIP No. 17163Y102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Concordia Financial Management Corp. (1)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: British Columbia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 14,928,991 (2)
	9	SOLE DISPOSITIVE POWER: 4,015,128 (3)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 14,928,991 (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 24.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)  Toby Chu has voting and investment control over shares owned by Concordia Financial Management Corp. (“Concordia”).

(2)  Beneficial ownership of 14,928,991 shares of common stock referred to herein is being reported hereunder because Concordia may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described in this Schedule 13D. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Concordia that it is the beneficial owner of these shares. Concordia disclaims beneficial ownership of these shares, except for the 4,015,128 shares reported in row 9 and otherwise to the extent of its pecuniary interest therein.

(3)  The shareholding includes options to purchase 125,000 common shares at approximately $0.80 per share until January 6, 2009; options to purchase 200,000 common shares at approximately $0.58 per share until February 19, 2011; options to purchase 100,000 common shares at approximately $1.53 per share until June 21, 2012; and 2,951,728 common shares held by Concordia. The shareholding also includes options to purchase 100,000 common shares at approximately $0.30 per share until June 24, 2008, options to purchase 125,000 common shares at approximately $0.80 per share until January 6, 2009; options to purchase 100,000 common shares at approximately $0.50 per share until December 15, 2009; options to purchase 100,000 common shares at approximately $1.53 per share until June 21, 2012; and 213,400 common shares held in Toby Chu’s own name.

CUSIP No. 17163Y102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Timothy Leong
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 14,928,991 (1)
	9	SOLE DISPOSITIVE POWER: 913,863 (2)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 14,928,991 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 24.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)  Beneficial ownership of 14,928,991 shares of common stock referred to herein is being reported hereunder because Timothy Leong may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described in this Schedule 13D. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Leong that he is the beneficial owner of these shares. Mr. Leong disclaims beneficial ownership of these shares, except for the 913,863 shares reported in row 9 and otherwise to the extent of his pecuniary interest therein.

(2)  The shareholding includes options to purchase 30,000 common shares at approximately $0.30 per share until June 24, 2008; options to purchase 25,000 common shares at approximately $0.80 per share until January 6, 2009; options to purchase 25,000 common shares at approximately $0.50 per share until December 15, 2009; options to purchase 150,000 common shares at approximately $0.58 per share until February 19, 2011; options to purchase 50,000 common shares at approximately $1.53 per share until June 21, 2012; warrants to purchase 100,000 common shares at approximately $0.58 per share until April 5, 2008; and 533,863 common shares held in his own name.

ITEM 1. SECURITY AND ISSUER

This statement relates to the common shares (“Common Shares”) of CIBT Education Group Inc., a corporation incorporated in the Province of British Columbia, Canada (the "Issuer"). The address of the principal executive office of the Issuer is Suite 1200, 777 West Broadway, Vancouver, British Columbia, Canada V5Z 4J7.

ITEM 2.  IDENTITY AND BACKGROUND

(a)  This statement is being filed by Toby Chu, Concordia Financial Management Corp. (“Concordia”) and Timothy Leong. Toby Chu, Concordia and Timothy Leong are sometimes referred to herein collectively as the “Reporting Persons.”

(b)  The address of the principal business office of the Reporting Persons is Suite 1200, 777 West Broadway, Vancouver, British Columbia, Canada V5Z 4J7.

(c)  The principal business of Concordia is a consulting and personal investment holding company. The principal occupation of Mr. Chu is to act as the President, CEO and a director of the Issuer. The principal occupation of Mr. Leong is to act as the Secretary, CFO and a director of the Issuer. The address of the Issuer is stated in Item 1 above.

(d)-(e)  During the past five years, none of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Concordia is a private corporation incorporated in British Columbia, Canada. Each of Messrs. Chu and Leong is a Canadian citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As more fully described in response to Items 4 and 5, the shares of Common Stock to which this Schedule 13D relates have not been purchased by the Reporting Persons, and thus, no funds were used for such purpose.

ITEM 4. PURPOSE OF TRANSACTION

Shane Corporation S.a.r.l (“Shane”), the Issuer and the Reporting Persons are parties to a Stockholders’ Voting Agreement dated as of December 10, 2009 (the “Voting Agreement”) with respect to 14,928,991 shares of Common Stock (collectively, the “Subject Shares”) held of record by Shane and the Reporting Persons. The Voting Agreement was entered into as a condition to the willingness of Shane to enter into the Agreement and Plan of Reorganization dated as of December 10, 2007 (the “Reorganization Agreement”). Pursuant to the Reorganization Agreement, Shane, among other things, exchanged 5,361,677 common shares of CIBT School of Business & Technology Corp. it held (the “Exchanged Shares”) for 10,000,000 common shares of the Issuer.

Except as described in this Schedule 13D, none of the Reporting Persons has any present plans (but each reserves the right to do so in the future), which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer's business or corporate structure;

(g)	Changes in the Issuer's governing documents or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Act"); or

(j)	Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)-(b)  As a result of the Voting Agreement, the Reporting Persons may be deemed to be the beneficial owner of the Subject Shares for purposes of Rule 13d-3 under the Exchange Act. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by either Messrs. Chu or Leong or Concordia that it is the beneficial owner of any of the Subject Shares referred to herein for purposes of the Act (except for the shares listed in each row 9 above), or for any other purpose, and such beneficial ownership is expressly disclaimed. The Subject Shares constitute approximately 24.6% of the issued and outstanding shares of Common Stock, based on the Issuer’s representation that there were 60,685,035 shares of Common Stock issued and outstanding at the close of business on December 10, 2007. Pursuant to the Voting Agreement any shares of capital stock of the Issuer acquired by any of the Stockholders after the date of the Voting Agreement and during the term of the Voting Agreement (including through the exercise of any stock options, warrants or similar instruments) will be subject to the Voting Agreement. Accordingly, any such acquisition of shares of capital stock of the Issuer by any Reporting Persons may result in Messrs. Chu and Leong and Concordia being deemed to acquire beneficial ownership of additional securities of the Issuer.

Pursuant to the terms of the Voting Agreement, Shane is entitled to designate two directors to the Board of Directors of the Issuer (the “Shane Designees”). The Voting Agreement provides that the Shane Designees are initially Mr. David Warnock and Mr. Jack Brozman and that, unless otherwise agreed by the parties thereto, one of the Shane Designees shall be Mr. Warnock during the term of the Voting Agreement. The terms of the Voting Agreement require the parties thereto to vote all of their voting shares of the Issuer in favor of the Shane Designees until termination of the Voting Agreement, which termination shall occur on the earlier of Shane holding less than 10% of the issued and outstanding Common Shares and the second anniversary of the date of the Voting Agreement. As a consequence, the parties to the Voting Agreement may be deemed to be members of a group pursuant to Rule 13d-5(b)(1) of the Act. Based on the number of Common Shares reported in Amendment No. 5 to the Issuer's Form 20-F filed December 11, 2007 as being beneficially owned by Mr. Chu (including Concordia Financial Management Corp.) and Mr. Leong, Mr. Chu and Mr. Leong, after taking into account the issuance of the Securities to Shane Corporation, beneficially own 5.8% and 1.5% of the issued and outstanding Common Shares, respectively.

(c)  Except as described in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Issuer's capital stock during the last 60 days.

(d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the Securities beneficially owned by any of the Reporting Persons.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Pursuant to the terms of the Registration Rights Agreement, dated December 10, 2007 (the “Registration Rights Agreement”), by and among the Issuer and Shane, the Issuer agreed, under certain circumstances, to register the resale of the Securities under the Securities Act of 1933.

In addition, pursuant to a subscription agreement between the Issuer and Shane, Shane has offered to subscribe for additional equity interests of the Issuer in a private placement for aggregate consideration of US$1,500,000 (the "Subscription"). The number of units of the Issuer (each a "Unit") to be purchased will be determined upon conversion of the US$1,500,000 at the then-current currency exchange rate. Each Unit has a purchase price of CAD $1.90 per Unit. Each Unit consists of one Common Share and one-half of a share purchase warrant, with each whole warrant (a "Warrant") entitling the holder to purchase an additional Common Share at a price of CAD $2.25 per share for a period of two years. If the Common Shares trade at a price of CAD $3.38 or higher for 120 consecutive trading days at any time following issuance of the Warrant, then at the Issuer's election, any unexercised Warrants will automatically expire on the 30th day following the delivery of written notice of such election to the holders of the Warrant. The offer has not been accepted by the Issuer, and is conditional upon approval by the TSX Venture Exchange and satisfaction of other customary conditions. If such conditions are satisfied and the Subscription is consummated, the Reporting Persons intend to amend this Schedule 13D accordingly. References herein to "CAD" mean Canadian dollars.

The descriptions of the terms of the Reorganization Agreement and the Voting Agreement contained herein are summaries, do not purport to be complete, and are qualified in their entirety by reference to the Reorganization Agreement and the Voting Agreement referred to in Item 7 below as Exhibits 2 and 3, respectively, and each of which is incorporated herein by reference.

Other than as described in Items 3, 4, 5 and 6 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

The following exhibits are filed herewith:

          Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

          Exhibit 2 - Agreement and Plan of Reorganization, dated December 10, 2007, by and among the Issuer, CIBT and Shane Corporation (1)

          Exhibit 3 - Stockholders' Voting Agreement, dated December 10, 2007, by and among the Issuer, Shane Corporation, Mr. Toby Chu, Mr. Timothy Leong, and Concordia Financial Corp.(1)

          (1) Included as exhibits to the Issuer’s Schedule 13D filed on December 18, 2007.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2008

/s/ Toby Chu
Toby Chu, an Individual

CONCORDIA FINANCIAL MANAGEMENT CORP.

/s/ Toby Chu
Toby Chu, Authorized Signatory

/s/ Timothy Leong
Timothy Leong, an Individual